--------------------------------
                                                        7OMB APPROVAL
                                                --------------------------------
                                                OMB Number:   3235-0116
                                                Expires:   August 31, 2005
                                                Estimated average burden
                                                Hours per response.........6.20
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2005       .
                  ------------------

Commission File Number:  333-120787 .

                         THE JEAN COUTU GROUP (PJC) INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             530 BERIAULT STREET, LONGUEUIL, QUEBEC, CANADA J4G 1S8
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):     .
                                           -----

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      .
   ------


          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
               FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

         This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the "Company") consists of the Company's press release issued on March 1, 2005, attached as Exhibit 1 and incorporated by reference herein, announcing that it has closed its exchange offer, pursuant to which the Company's unregistered
7 5/8% Senior Notes due 2012, which were issued on July 30, 2004, were exchanged for new 7 5/8% Senior Notes due 2012, which have been registered under the Securities Act of 1933, as amended, and the Company's unregistered 8 1/2% Senior Subordinated Notes due 2014, which were issued on July 30, 2004, were exchanged for new 8 1/2% Senior Subordinated Notes due 2014, which have been registered under the Securities Act of 1933, as amended.



Exhibit No.             Descripztion
-----------             ------------
       1                Press Release of March 1, 2005




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:    March 1, 2005                  The Jean Coutu Group (PJC) Inc.

                                                 By:      /s/ Kim Lachapelle
                                                          ----------------------
                                                          Kim Lachapelle
                                                          Corporate Secretary